UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 06, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 06 June 2025 entitled ‘2025 Annual Report and Notice of AGM’.

6 June 2025

Publication of the 2025 Annual Report and Notice of Annual General Meeting

Vodafone Group Plc ('Vodafone' or the 'Company') announces that the following documents have been published today:

1. Annual Report for the year ended 31 March 2025 (the '2025 Annual Report');

2. Annual Report for the year ended 31 March 2025 on Form 20-F (the '2025 Annual Report on Form 20-F'); and

3. Notice of the Company's 2025 Annual General Meeting ('AGM'). The 2025 Annual Report is available at www.vodafone.com/ar2025.

The 2025 Annual Report on Form 20-F has been filed with the U.S. Securities and Exchange Commission and is available on the SEC's website (www.sec.gov/edgar) and will shortly be available at vodafone.com/20F. In addition, Shareholders resident in the United States can receive a hard copy of the 2025 Annual Report free of charge, upon request, by writing to J.P Morgan Chase Bank, N.A. our ADR depository in the US, at the following address: EQ Shareowner Services, P.O. Box 64504, St Paul, MN 55164-054, or by telephone on +1 800 990 1135 (US toll free) or +1 651 453 2128 (outside the US).

In compliance with the UK Listing Rule 6.4.1 of the UK Financial Conduct Authority ('FCA'), the 2025 Annual Report, the Notice of AGM and the Forms of Proxy have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In accordance with the FCA's Disclosure Guidance and Transparency Rule ('DTR') 6.3.5(1A) the regulated information required under DTR 6.3.5 is available in unedited full text within the 2025 Annual Report as uploaded and available on the National Storage Mechanism and on the Company's website as noted above.

The Notice of AGM is also available on the Company's website at vodafone.com/agm.

The Company's AGM will be held on Tuesday, 29 July 2025 at 10.00 am at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN and live webcast over the internet for Registered Shareholders.

Shareholders will be able to submit comments or questions for consideration by the Directors at the meeting. Questions can also be submitted to Vodafone.AGMQuestions@equiniti.com by 6.30 pm on Friday, 25 July 2025.

ENDS

About Vodafone Group

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries, partner with mobile networks in 47 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 06, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary